

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Basilio Chen
President
Alchemical Capital Corp.
1001 Bayhill Drive, 2nd Floor
San Bruno, CA 94066

> **Re:** **Alchemical Capital Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-53347**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A – Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 29

1. It appears that you have provided management's conclusion regarding the effectiveness of your internal control over financial reporting as of March 19, 2010. Please note that management's assessment of the effectiveness of internal control over financial reporting should be provided as of the end of your most recent fiscal year (i.e., as of December 31, 2009). Please confirm to us that (i) such evaluation was also conducted as of December 31,

2010 and (ii) in future filings you will revise to provide management's assessment as of the end of your most recent fiscal year. Refer to Item 308T(a)(3) of Regulation S-K.

Signatures, page 37

2. Please confirm in future annual reports, you will provide the following statement: Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Please note that this statement must be accompanied by the signatures of your principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of your board of directors or persons performing similar functions at the time of filing. Refer to General Instruction D to Form 10-K.

Exhibit 31 – Section 302 Certifications

3. We note your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The name of the registrant should not be provided in the introductory paragraph;
   - The name of the registrant should be provided in paragraph one;
   - References to "annual report" in paragraphs two, three, 4(a), 4(c), and (4d) should be replaced by references to "report";
   - Reference to "the registrant's fourth fiscal quarter in the case of an annual report" should be made in paragraph 4(d).

   Please confirm in future filings you will revise your certifications to address the items above.

4. In connection with the preceding comment, please confirm in future filings you will remove the titles of the certifying individual from the introductory paragraph of your certification and confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individuals provided this certification.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

5. Please explain to us the purpose of the transaction that resulted in the change of control of Alchemical Capital Corp and the change in management. Tell us whether Advanced Water Technologies plans to merge with Alchemical Capital and become a reporting company.

Exhibit 31 – Section 302 Certifications

6. We note your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The name of the registrant and the titles of the certifying individuals should not be provided in the introductory paragraph;

- The name of the registrant should be provided in paragraph one;
- Reference to "quarterly report" in paragraph two should be replaced by reference to "report";
- Reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" should be made in the introductory language to paragraph four;
- The language required by paragraph 4(b) should be provided;
- Reference to "the registrant's fourth fiscal quarter in the case of an annual report" should be made in paragraph 4(d).

Please confirm in future filings you will revise your certifications to address the items above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant